                                                                    Exhibit 99.1






    ORANGE COUNTY -
    POUGHKEEPSIE LIMITED
    PARTNERSHIP




    FINANCIAL STATEMENTS
    YEARS ENDED DECEMBER 31, 2002 AND 2001

ORANGE COUNTY -
POUGHKEEPSIE LIMITED PARTNERSHIP

TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2002 AND 2001:

   Balance Sheets                                                            2

   Statements of Operations                                                  3

   Statements of Partners' Capital                                           4

   Statements of Cash Flows                                                  5

   Notes to Financial Statements                                            6-12

                          INDEPENDENT AUDITORS' REPORT

To the Partners of Orange County - Poughkeepsie Limited Partnership

We have audited the accompanying balance sheets of Orange County - Poughkeepsie Limited Partnership (the "Partnership") as of December 31, 2002 and 2001, and the related statements of operations, partners' capital, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP
New York, New York
February 25, 2003

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

BALANCE SHEETS
DECEMBER 31, 2002 AND 2001
(Dollars in Thousands)
-----------------------------------------------------------------------------


ASSETS                                                  2002             2001
CURRENT ASSETS:
  Accounts receivable, net of allowances of
    $1 and $0 in 2002 and 2001, respectively           $   117          $   495
  Unbilled revenue                                       1,125            1,545
  Due from general partner                              33,881           18,072
  Prepaid expenses and other current assets                 34              137
                                                       -------          -------

           Total current assets                         35,157           20,249

PROPERTY, PLANT AND EQUIPMENT - Net                     29,473           26,057

DEFERRED CHARGES AND OTHER ASSETS - Net                      2                5
                                                       -------          -------
TOTAL ASSETS                                           $64,632          $46,311
                                                       =======          =======


LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities             $ 1,235          $   334
  Advance billings                                         247              196
                                                       -------          -------
           Total current liabilities                     1,482              530

COMMITMENTS AND CONTINGENCIES (NOTES 5 and 7)

PARTNERS' CAPITAL                                       63,150           45,781
                                                       -------          -------
TOTAL LIABILITIES AND PARTNERS' CAPITAL                $64,632          $46,311
                                                       =======          =======


See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(Dollars in Thousands)
--------------------------------------------------------------------------------

                                                         2002              2001
OPERATING REVENUE:
  Service revenue                                      $114,591          $ 81,952

OPERATING COSTS AND EXPENSES:
  Cost of service                                        11,652             9,691
  General and administrative                              2,900             2,625
  Depreciation and amortization                           4,225             3,583
                                                       --------          --------

           Total operating costs and expenses            18,777            15,899
                                                       --------          --------

OPERATING INCOME                                         95,814            66,053

OTHER INCOME - Net                                        1,555             1,167
                                                       --------          --------
NET INCOME                                             $ 97,369          $ 67,220
                                                       ========          ========


See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2002 AND 2001
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                 GENERAL PARTNER                     LIMITED PARTNERS
                                                 ---------------                     ----------------

                                                                                                    WARWICK
                                          NYNEX MOBILE         VERIZON            TACONIC            VALLEY              TOTAL
                                            LIMITED            WIRELESS          TELEPHONE          TELEPHONE          PARTNERS'
                                          PARTNERSHIP 2      OF THE EAST LP     CORPORATION          COMPANY            CAPITAL
                                            --------           --------           --------           --------           --------
BALANCE, JANUARY 1, 2001                    $ 41,277           $     --           $  3,642           $  3,642           $ 48,561

  Net income                                  57,138                 --              5,041              5,041             67,220

  Distribution to partners                   (59,500)                --             (5,250)            (5,250)           (70,000)
                                            --------           --------           --------           --------           --------

BALANCE, DECEMBER 31, 2001                    38,915                 --              3,433              3,433             45,781

  Net income                                  46,092             36,671              7,303              7,303             97,369

  Distribution to partners                   (25,500)           (42,500)            (6,000)            (6,000)           (80,000)

  Transfer of Partnership interest           (59,507)            59,507                 --                 --                 --
                                            --------           --------           --------           --------           --------
BALANCE, DECEMBER 31, 2002                  $      0           $ 53,678           $  4,736           $  4,736           $ 63,150
                                            ========           ========           ========           ========           ========

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                         2002                2001
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                           $  97,369           $  67,220
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                          4,225               3,583
    Changes in certain assets and liabilities:
      Accounts receivable                                                    378               1,764
      Unbilled revenue                                                       420                (433)
      Prepaid expenses and other current assets                              104                 (30)
      Deferred charges and other assets                                        3                   2
      Accounts payable and accrued liabilities                               901              (1,646)
      Advance billings                                                        51                  24
                                                                       ---------           ---------

           Net cash provided by operating activities                     103,451              70,484
                                                                       ---------           ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                    (7,706)             (4,887)
  Proceeds from sale of property, plant and equipment                         64                  --
                                                                       ---------           ---------

           Net cash used in investing activities                          (7,642)             (4,887)
                                                                       ---------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease (increase) in due from general partner, net                   (15,809)              4,403
  Distribution to partners                                               (80,000)            (70,000)
                                                                       ---------           ---------

           Net cash used in financing activities                         (95,809)            (65,597)
                                                                       ---------           ---------

INCREASE IN CASH                                                              --                  --

CASH, BEGINNING OF YEAR                                                       --                  --
                                                                       ---------           ---------

CASH, END OF YEAR                                                      $      --           $      --
                                                                       =========           =========


See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

1.    ORGANIZATION AND MANAGEMENT

      ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP - Orange County - Poughkeepsie Limited Partnership (the "Partnership") was formed in 1987. The principal activity of the Partnership is providing wholesale cellular service to resellers who operate principally in the Orange County and Poughkeepsie, New York service areas.

      The partners and their respective ownership percentages as of December 31, 2002 are as follows:


      Managing and general partner:

        Verizon Wireless of the East LP*                              85.0%

      Limited partners:

        Taconic Telephone Corporation ("Taconic")                      7.5%
        Warwick Valley Telephone Company ("Warwick")                   7.5%


      * Prior to August 15, 2002 NYNEX Mobile LP 2 was the managing and general partner of the Partnership. On August 15, 2002 NYNEX Mobile LP 2 transferred its 85% partnership interest to its affiliate, Verizon Wireless of the East LP. Verizon Wireless of the East LP is a partnership between Verizon Wireless of Georgia LLC (the General Partner) and Verizon Wireless Acquisition South LLC (the LP), which hold a controlling interest and Price Communications which has a preferred interest. Verizon Wireless of the East LP is a partnership which is consolidated by Cellco Partnership (d/b/a Verizon Wireless) ("Cellco").

      GENERAL PARTNER (FORMATION OF CELLCO) - On April 3, 2000, Bell Atlantic and Vodafone Group Plc ("Vodafone") consummated their previously announced agreement to combine their U.S. wireless operations. In accordance with the terms of the U.S. Wireless Alliance Agreement (the "Alliance Agreement") dated September 21, 1999 between the two companies, Vodafone contributed its U.S. wireless operations, its 50% ownership interest in PrimeCo Personal Communications L.P. ("PrimeCo") and debt to Cellco Partnership, in exchange for a 65.1% interest in Cellco. Bell Atlantic also contributed its 50% ownership interest in PrimeCo, and retained a 34.9% interest. Bell Atlantic maintained control of Cellco. As of April 3, 2000, Cellco began conducting business as Verizon Wireless.

      On June 30, 2000, Bell Atlantic and GTE Corporation ("GTE Corp.") completed a merger of equals under a definitive merger agreement entered into on July 27, 1998 (the "Merger"). On June 30, 2000, the newly merged entity changed its name to Verizon Communications, Inc. ("Verizon Communications"). Under the Alliance Agreement, Verizon Communications contributed GTE

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      Corp.'s wireless net assets and operations increasing its partnership interest to 55% and decreasing Vodafone's partnership interest to 45%.

2.    SIGNIFICANT ACCOUNTING POLICIES

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allowance for uncollectible accounts receivable, unbilled revenue, depreciation and amortization, useful life and impairment of assets, accrued expenses, taxes, and contingencies. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary.

      REVENUE RECOGNITION - The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and long distance revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings. Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed. The Partnership's revenue recognition policies are in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS.

      Approximately 95% of the Partnership's revenue is affiliate revenue due to the fact that Cellco is the Partnership's primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership is re-evaluating the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement (See Note 4).

      Cellular service revenues resulting from a cellsite agreement with Cellco are recognized based upon an allocation of airtime minutes (See Note 4).

      OPERATING EXPENSES - Operating expenses include expenses incurred directly by the Partnership, as well as an allocation of administrative and operating costs incurred by the general partner or its affiliates on behalf of the Partnership. Services performed on behalf of the Partnership are provided by employees of Cellco. These employees are not employees of the Partnership and therefore, operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership. The Partnership believes such allocations are reasonable.

      In 2002 the Partnership has classified all site rentals and network related salaries as cost of service. The Partnership has reclassified approximately $2,812 from selling, general and administrative expense to cost of service for the year ended December 31, 2001.

      PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment primarily represents costs incurred to construct and enhance Mobile Telephone Switching Offices and cell sites. The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

      Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the Statements of Operations.

      Network engineering costs incurred during the construction phase of the Partnership's network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

      FCC LICENSES - The Federal Communications Commission ("FCC") issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas. The FCC grants licenses for terms of up to ten years. In 1993 the FCC adopted specific standards to apply to cellular renewals, concluding it will reward a license renewal to a cellular licensee that meets certain standards of past performance. Historically, the FCC has granted license renewals routinely. The current term of the Partnership's FCC licenses expire on January 27, 2008 and January 29, 2008 for the Poughkeepsie and Orange County FCC licenses, respectively. Both of the Partnership's licenses are recorded on the books of the general partner. The general partner believes it will be able to meet all requirements necessary to secure renewal of the Partnership's cellular licenses.

      VALUATION OF ASSETS - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, the undiscounted expected future cash flows are compared to the carrying amount of the asset. If the comparison indicates that there is an impairment, the amount of the impairment is typically calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on the Partnership's weighted average cost of capital.

      CONCENTRATIONS - To the extent the Partnership's customer receivables become delinquent, collection activities commence. The general partner accounts for 88.2% and 74.1% of the accounts receivable balance at December 31, 2002, and 2001 respectively. The Partnership maintains an allowance for losses based on the expected collectibility of accounts receivable.

      The general partner relies on local and long-distance telephone companies, some of whom are related parties, and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership's operating results.

      Although the general partner attempts to maintain multiple vendors for equipment, which are important components of its operations, they are currently acquired from only a few sources. Certain of these products are in turn utilized by the Partnership and are important components of the Partnership's operations. If the suppliers are unable to meet the general partner's needs as it builds out its network infrastructure and sells service and equipment, delays and increased costs in the expansion of the Partnership's network infrastructure or losses of potential customers could result, which would adversely affect operating results.

      FINANCIAL INSTRUMENTS - The Partnership's trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

      INCOME TAXES - The Partnership is not a taxable entity for Federal and state income tax purposes. Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

      SEGMENTS - The Partnership has one reportable business segment and operates domestically only. The Partnership's products and services are materially comprised of wireless telecommunications services.

      DUE FROM GENERAL PARTNER - Due from General Partner principally represents the Partnership's cash position. The general partner manages all cash and financing activities of the Partnership. As such, the change in Due from General Partner is reflected as a financing activity in the Statements of Cash Flows. Additionally, administrative and operating costs incurred by the general partner on behalf of the Partnership are charged to the Partnership through this account. Interest income is based on the average monthly outstanding balance in this account and is calculated by applying Cellco's average borrowing rate which was approximately 5.5% and 4.6% at December 31, 2002 and 2001, respectively. Included in Other Income, Net is net interest income related to the Due from General Partner balance of $1,553 and $1,167 for the years ended December 31, 2002 and 2001, respectively.

      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - In June 2001, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." This standard requires entities to recognize the fair value of any legal obligation associated with the retirement of long-lived assets and to capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. The Partnership is required to adopt the standard effective January 1, 2003. The Partnership does not expect the impact of the adoption of SFAS No. 143 to have a material effect on the Partnership's results of operations or financial position.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard re-addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It concludes that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Partnership adopted the standard effective January 1, 2002. The adoption of SFAS No. 144 had no material effect on the Partnership's results of operations or financial position.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard nullifies Emerging Issue Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This standard requires the recognition of a liability for a cost associated with an exit or disposal activity at the time the liability is incurred, rather than at the commitment date to exit a plan as required by EITF 94-3. The Partnership will adopt this standard effective January 1, 2003. The Partnership does not expect the impact of the adoption of SFAS No. 146 to have a material effect on the Partnership's results of operations or financial position.

      RECLASSIFICATIONS - Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

      DISTRIBUTIONS - The Partnership is required to make distributions to its partners on a quarterly basis based upon the Partnership's operating results, cash availability and financing needs as determined by the general partner at the date of the distribution. In March 2003, the Partnership expects to make a distribution of approximately $30 million to its partners.

3.    PROPERTY, PLANT AND EQUIPMENT, NET

      Property, plant and equipment, net, consists of the following:

                                                               DECEMBER 31,
      (DOLLARS IN THOUSANDS)                               2002           2001
      -------------------------------------------------------------------------
      Buildings and improvements (10-40 years)           $ 10,521      $  9,451
      Wireless plant equipment (3-15 years)                40,502        33,803
      Furniture, fixtures and equipment (2-7 years)           318           381
                                                         --------      --------

                                                           51,341        43,635

      Less accumulated depreciation                       (21,868)      (17,578)
                                                         --------      --------
      Property, plant and equipment, net                 $ 29,473      $ 26,057
                                                         ========      ========

      Property, plant, and equipment, net, includes the following:

      Capitalized network engineering costs of $466 and $112 were recorded during the years ended December 31, 2002 and 2001 respectively.

      Construction-in-progress included in certain of the classifications shown above, principally wireless plant equipment, amounted to $2,373 and $1,598 at December 31, 2002 and 2001 respectively.

      Depreciation expense for the years ended December 31, 2002 and 2001 was $4,225 and $3,582 respectively.

4.    TRANSACTIONS WITH AFFILIATES

      Significant transactions with affiliates are summarized as follows:

                                               YEARS ENDED DECEMBER 31,
      (Dollars in Thousands)                      2002          2001
      --------------------------------------------------------------------
      Operating revenues (b)                    $109,232      $ 76,609
      Cellsite allocated revenues (c)              3,037         1,981
      Direct telecommunication charges (a)           302           335
      Allocation of certain general and
        administrative expenses (a)                1,399         1,497
      Allocation of cost of service (a)            1,105         1,737
      Allocation of switch usage cost (a)          5,077         3,760

      (a) Expenses were allocated based on the Partnership's percentage of customers or minutes of use where applicable. The Partnership believes the allocations are reasonable.

      (b) Affiliate operating revenues primarily represent revenues generated from transactions with Cellco, the Partnership's primary reseller.

      (c) Cellsite allocated revenues result from the Partnership sharing a cell site with the Catskills RSA Limited Partnership, an affiliate entity.

5.    COMMITMENTS

      The general partner, on behalf of the Partnership, and the Partnership have entered into operating leases for facilities and equipment used in its operations. Some lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index. For the years ended December 31, 2002 and 2001, the Partnership recognized a total of $1,100 and $934, respectively, as rent expense related to payments under these operating leases, which is included in cost of service and general and administrative expenses in the accompanying Statements of Operations.

      Future minimum rental commitments under noncancelable operating leases, excluding renewal options which the Partnership intends to exercise, for the years shown are as follows:

                                                 OPERATING
      (DOLLARS IN THOUSANDS)                      LEASES
      --------------------------------------------------------

      YEARS
      2003                                        $1,129
      2004                                         1,036
      2005                                           956
      2006                                           886
      2007                                           727
      2008 and thereafter                          1,434
                                                  ------
      Total minimum payments                      $6,168
                                                  ======

6.    VALUATION AND QUALIFYING ACCOUNTS

                                           BALANCE AT    ADDITIONS      WRITE-OFFS    BALANCE AT
                                           BEGINNING     CHARGED TO       NET OF         END
      (DOLLARS IN THOUSANDS)              OF THE YEAR    OPERATIONS     RECOVERIES    OF THE YEAR
      --------------------------------------------------------------------------------------------
      Accounts Receivable Allowances:
      2001                                    $31           $--            $31           $--
      2002                                     --             1             --             1

7.    CONTINGENCIES

      Cellco is subject to several lawsuits and other claims including class actions, product liability, patent infringement, partnership disputes, and claims involving relations with resellers and agents. Various consumer class action lawsuits allege that the Cellco breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices. Certain of these lawsuits and other claims may impact the Partnership. These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

      The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters at December 31, 2002 cannot be ascertained. The potential effect, if any, on the financial condition and results of operations of the Partnership, in the period in which these matters are resolved, may be material.

      In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business. While Cellco's legal counsel cannot give assurance as to the outcome of each of these matters, in management's opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial position or operating results of the Partnership.

                                     ******